UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                        HARVEST NATURAL RESOURCES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    41754V103
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 31, 2007
                                -----------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [  ]   Rule 13d-1(b)

            [X ]   Rule 13d-1(c)

            [  ]   Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                             -------------------
CUSIP No. 41754V103                        13G              Page  2 of 6  Pages
-------------------------------                             -------------------
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     1 NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cumberland Associates LLC
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     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a)  [ ]

              (b)  [X]
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     3 SEC USE ONLY
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     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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                 5 SOLE VOTING POWER

                   2,996,251
              -----------------------------------------------------------------
                 6 SHARED VOTING POWER
BENEFICIALLY
  NUMBER OF        580,064
   SHARES
  OWNED BY    -----------------------------------------------------------------
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          2,996,251
    WITH
              -----------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   580,064
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     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,576,315
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    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
       [See Item 2(a)]
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    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.3%
-------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       OO, IA
-------------------------------------------------------------------------------
                          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(a)               NAME OF ISSUER:

                        Harvest Natural Resources, Inc. (the "Issuer")

ITEM 1(b)               ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        1177 Enclave Parkway
                        Suite 300
                        Houston, Texas 77077

ITEM 2(a)               NAME OF PERSON FILING:

                        This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, seven securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Barry A. Konig, Steven D. Morrow, Bradley H. Gendell and Brian L. Frank are the members (the "Members") of Cumberland Associates LLC. The number of shares beneficially owned by Cumberland Associates LLC set forth herein does not include 14,965 shares beneficially owned by one or more Members in individual personal accounts.

ITEM 2(b)               ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                        The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

ITEM 2(c)               CITIZENSHIP:

                        Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

ITEM 2(d)               TITLE OF CLASS OF SECURITIES:

                        Common Stock, par value $.01 per share (the "Shares")

ITEM 2(e)               CUSIP NUMBER:

                        41754V103

ITEM 3                  Not Applicable



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ITEM 4.                 OWNERSHIP:

ITEM 4(a)               AMOUNT BENEFICIALLY OWNED:

                        As of January 29, 2008, Cumberland Associates LLC may be deemed the beneficial owner of 3,576,315 Shares.

ITEM 4(b)               PERCENT OF CLASS:

                        The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 10.3% of the total number of Shares outstanding, based upon 34,884,266 Shares issued and outstanding as of October 25, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

ITEM 4(C)               NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                        (i)   Sole power to vote or to direct the vote:

                              2,996,251

                        (ii)  Shared power to vote or to direct the vote:

                              580,064

                        (iii) Sole power to dispose or to direct the disposition
                              of:

                              2,996,251

                        (iv) Shared power to dispose or to direct the disposition of:

                              580,064

ITEM 5                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6                  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                        ANOTHER PERSON:

                        The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

ITEM 7                  IDENTIFICATION AND CLASSIFICATION OF THE
                        SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                        REPORTED ON BY THE PARENT HOLDING COMPANY:

                        Not Applicable

ITEM 8                  IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                        OF THE GROUP:

                        Not Applicable.

ITEM 9                  NOTICE OF DISSOLUTION OF GROUP:

                        Not Applicable

ITEM 10                 CERTIFICATION:

                        By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2008



                              CUMBERLAND ASSOCIATES LLC



                             By: /s/ Gary G. Tynes
                                 ----------------------------
                             Name:   Gary G. Tynes
                             Title:  Managing Member/Chief Operating Officer/
                                     Chief Financial Officer